Issuer Free Writing Prospectus dated October 23, 2025

Filed Pursuant to Rule 433

Registration No. 333-287202

TANGO THERAPEUTICS, INC.

Offering of Shares of Common Stock and

Pre-funded Warrants to Purchase Shares of Common stock

This free writing prospectus relates only to the offering by Tango Therapeutics, Inc. (the “Company”) of shares of common stock, par value $0.001 per share (the “Common Stock”) and, in lieu of common stock to certain purchasers that so choose, pre-funded warrants (the “Pre-funded Warrants”) to purchase shares of common stock (the “Registered Offering”) and should be read together with the base prospectus, dated May 12, 2025, included in our Registration Statement on Form S-3 (Registration No. 333-287202) filed on May 12, 2025 with the U.S. Securities and Exchange Commission (the “Registration Statement”), including the documents incorporated by reference therein (the “Base Prospectus”). This free writing prospectus supplements the Base Prospectus primarily to (i) reflect the terms of Pre-funded Warrants to purchase shares of common stock being offered by the Company in the Registered Offering and (ii) reflect the shares of common stock being offered by the Company in a concurrent private placement to a certain accredited investor.

The information in this communication supersedes the information in the Base Prospectus to the extent inconsistent with the information in the Base Prospectus. Unless the context otherwise indicates, references in this prospectus to “our company,” “we,” “our” and “us” refer collectively to Tango Therapeutics, Inc., a Delaware corporation, and its consolidated subsidiaries.

Issuer:	Tango Therapeutics, Inc.

Common stock offered by us	shares.

Pre-funded Warrants Offered	We are also offering, in lieu of common stock to certain purchasers who so choose, Pre-funded Warrants to purchase shares of our common stock. The purchase price of each pre-funded warrant equals the price per share at which the shares of our common stock are being sold in the Registered Offering, minus $0.001, and the exercise price of each pre-funded warrant is $0.001 per share. The Pre-funded Warrants do not expire, and each pre-funded warrant will be exercisable at any time after the date of issuance of such pre-funded warrant, subject to an ownership limitation. See “Description of Pre-funded Warrants.”

Concurrent Private Placement:	In a private placement occurring concurrently with the Registered Offering (the “Private Placement”), we are selling shares of our common stock, par value 0.001 per share, to a certain accredited investor (the “Unregistered Shares”). The Unregistered Shares are not being registered under the Securities Act of 1933, as amended (the “Securities Act”), and are not offered pursuant to the Registration Statement and the Base Prospectus. The Unregistered Shares are being offered pursuant to an exemption from the registration requirements of the Securities Act provided in Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

Common stock to be outstanding immediately after this offering and the concurrent PIPE	shares, assuming no exercise of the Pre-funded Warrants included in the Registered Offering.

Use of proceeds	We estimate that the net proceeds to us from the Registered Offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $ . This estimate excludes the proceeds, if any, from the exercise of the Pre-funded Warrants sold in the Registered Offering. We intend to use the net proceeds from the Registered Offering to advance our pipeline and for working capital and other general corporate purposes. Based upon our current operating plan, we believe that the net proceeds from the Registered Offering, together with our existing cash, cash equivalents and marketable securities, will enable us to fund our operating expenses and capital expenditure requirements into 2028. See “Use of Proceeds” for additional information.

Nasdaq Global Market symbol	TNGX

Risk factors

There is no public market for the Pre-Funded Warrants being offered by us in this offering.

There is no established public trading market for the Pre-funded Warrants being sold in the Registered Offering, and we do not expect a market to develop. In addition, we do not intend to apply to list the Pre-funded Warrants on any securities exchange or recognized trading system. Without an active market, the liquidity of the Pre-funded Warrants will be limited.

Holders of the Pre-funded Warrants will have no rights as common stockholders until they acquire our Common Stock.

Until you acquire shares of our Common Stock upon exercise of the Pre-funded Warrants, you will have no rights with respect to our Common Stock issuable upon exercise of the Pre-funded Warrants, including the right to receive dividend payments, vote or respond to tender offers. Upon exercise of your Pre-funded Warrants, you will be entitled to exercise the rights of a common stockholder only as to matters for which the record date occurs after the exercise date.

Significant holders or beneficial holders of shares of our Common Stock may not be permitted to exercise the Pre-funded Warrants that they hold.

A holder (together with its affiliates and other attribution parties) may not exercise any portion of a Pre-Funded Warrant to the extent that after giving effect to such exercise, the holder would own more than 4.99% or 9.99% of our outstanding Common Stock immediately after exercise, which percentage may be changed at the holder’s election to a higher or lower percentage not in excess of 19.99% upon 61 days’ notice to us, subject to the terms of the Pre-funded Warrants. As a result, you may not be able to exercise your Pre-funded Warrants for shares of our Common Stock at a time when it would be financially beneficial for you to do so. In such a circumstance, you could seek to sell your Pre-funded Warrants to realize value, but you may be unable to do so in the absence of an established trading market and due to applicable transfer restrictions.

We will not receive a significant amount or any additional funds upon the exercise of the Pre-funded Warrants.

Each pre-funded warrant is exercisable for $0.001 per share of common stock underlying such pre-funded warrant, which may be paid by way of a cashless exercise, in which the holder would receive upon such exercise the net number of shares of common stock determined according to the formula set forth in the pre-funded warrant. Accordingly, we will not receive a significant amount of additional funds (if any) upon the exercise of the Pre-funded Warrants.

If we do not maintain a current and effective registration statement relating to the shares of our common stock issuable upon exercise of the Pre-funded Warrants, holders will only be able to exercise such Pre-funded Warrants on a “cashless basis.”

If we do not maintain a current and effective registration statement relating to the shares of our common stock issuable upon exercise of the Pre-funded Warrants at the time that holders wish to exercise such Pre-funded Warrants, they will only be able to exercise them on a “cashless basis” provided that an exemption from registration is available. As a result, the number of shares of our common stock that holders will receive upon exercise of the Pre-funded Warrants will be fewer than it would have been had such holder exercised the warrant for cash, and holders may be limited in their ability to immediately sell shares upon exercise subject to volume or other securities law limitations. Further, if an exemption from registration is not available, holders would not be able to exercise on a cashless basis and would only be able to exercise their Pre-funded Warrants for cash if a current and effective registration statement relating to the shares of our common stock issuable upon exercise of the Pre-funded Warrants is available.

USE OF PROCEEDS

We estimate that we will receive net proceeds from the Registered Offering of approximately $    , after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We also estimate that the gross proceeds from the PIPE will be approximately $    million, after deducting estimated offering expenses payable by us. We will receive nominal proceeds, if any, from the exercise of the Pre-funded Warrants.

We intend to use the net proceeds from the Registered Offering and the PIPE, together with our existing cash, cash equivalents and marketable securities to advance our pipeline and for working capital and other general corporate purposes. Based upon our current operating plan, we believe that the net proceeds from the Registered Offering and the PIPE, together with our existing cash, cash equivalents and investments, will enable us to fund our operating expenses and capital expenditure requirements into 2028.

The expected use of the net proceeds from the Registered Offering and the PIPE represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. The amounts and timing of our actual expenditures will depend on numerous factors, including the factors described under “Risk Factors” in this free writing prospectus, the accompanying prospectus and in the documents incorporated by reference herein, as well as the amount of cash used in our operations. We may find it necessary or advisable to use the net proceeds for other purposes, and we will have broad discretion in the application of the net proceeds. Pending the uses described above, we plan to invest the net proceeds from the Registered Offering in short- and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

DESCRIPTION OF PRE-FUNDED WARRANTS

The following is a brief summary of certain terms and conditions of the Pre-funded Warrants being offered by the Company. The following description is subject in all respects to the provisions contained in the Pre-funded Warrants.

Form

The Pre-funded Warrants will be issued as individual warrant agreements to the investors. The form of pre-funded warrant will be filed as an exhibit to our Current Report on Form 8-K that we expect to file with the SEC in connection with the Registered Offering.

Term

The Pre-funded Warrants will not expire.

Exercisability

The Pre-funded Warrants are exercisable at any time between their original issuance and their expiration. The Pre-funded Warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice solely by means of a cashless exercise, in which the holder would receive upon such exercise the net number of shares of our common stock determined according to the formula set forth in the pre-funded warrant. No fractional shares of common stock will be issued in connection with the exercise of a pre-funded warrant. In lieu of fractional shares, we will pay the holder an amount in cash equal to the fractional amount multiplied by the last trade price of our common stock on the exercise date.

Exercise limitations

Under the Pre-funded Warrants, we may not effect the exercise of any pre-funded warrant, and a holder will not be entitled to exercise any portion of any pre-funded warrant, (i) if immediately prior to exercise the holder (together with its affiliates) beneficially owns an aggregate number of shares of our common stock greater than 4.99% or 9.99%, as applicable, of the number of shares of our common stock outstanding immediately before giving effect to the exercise of any pre-funded warrant or (ii) to the extent that immediately following exercise, the holder (together with its affiliates) would beneficially own in excess of 4.99% or 9.99%, as applicable, of the number of shares of common stock outstanding immediately after giving effect to the issuance of such shares of common stock, and without taking account any other Pre-funded Warrants. However, any holder may increase or decrease such percentage to any other percentage not in excess of 19.99% upon at least 61 days’ prior notice from the holder to us.

Exercise price

The exercise price per whole share of our common stock purchasable upon the exercise of the Pre-funded Warrants is $0.001 per share of common stock. The exercise price of the Pre-funded Warrants and the number of shares of our common stock issuable upon exercise of the Pre-funded Warrants is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our common stock. The exercise price will not be adjusted below the par value of our common stock.

Transferability

Subject to applicable laws, the Pre-funded Warrants may be offered for sale, sold, transferred or assigned without our consent. The Pre-funded Warrants will be held in definitive form by the purchasers. The ownership of the Pre-funded Warrants and any transfers of the Pre-funded Warrants will be registered in a warrant register maintained by us or our transfer agent.

Exchange listing

We do not plan on applying to list the Pre-funded Warrants on the Nasdaq Global Select Market, any other national securities exchange or any other nationally recognized trading system.

Warrant agent

We will initially serve as the warrant agent under the Pre-funded Warrants.

Fundamental transactions

Upon the consummation of a fundamental transaction (as described in the Pre-funded Warrants, and generally including any reorganization, recapitalization or reclassification of our common stock, the sale, transfer or other disposition of all or substantially all of our assets, our consolidation or merger with or into another person in which we are not the surviving entity, the acquisition of more than 50% of our outstanding common stock, or any person or group becoming the beneficial owner of 50% of the voting power of our outstanding common stock), the holders of the Pre-funded Warrants will be entitled to receive, upon exercise of the Pre-funded Warrants, the same kind and amount of securities, cash or other property that such holders would have received had they exercised the Pre-funded Warrants immediately prior to such fundamental transaction, without regard to any limitations on exercise contained in the Pre-funded Warrants. Notwithstanding the foregoing, in the event of a fundamental transaction where the consideration consists solely of cash, solely of marketable securities or a combination of cash and marketable securities, then each pre-funded warrant shall automatically be deemed to be exercised in full in a cashless exercise effective immediately prior to and contingent upon the consummation of such fundamental transaction.

No rights as a stockholder

Except by virtue of such holder’s ownership of shares of our common stock, the holder of a pre-funded warrant does not have the rights or privileges of a holder of our common stock, including any voting rights, until such holder exercises the pre-funded warrant. Additionally, a holder is generally not entitled to receive distributions paid with respect to common stock prior to the exercise of the pre-funded warrant, and instead such distributions are expected to be held in abeyance for the holder until such pre-funded warrant is exercised or the ownership limitations would not be exceeded, at which time such holder shall be entitled to receive such distributions.

Material U.S. federal income tax considerations for non-U.S. holders

Although it is not entirely free from doubt, because the exercise price of the Pre-funded Warrants is a nominal amount a pre-funded warrant should be treated as a share of our common stock for U.S. federal income tax purposes and a holder of a pre-funded warrant should generally be taxed in the same manner as a holder of common stock. Accordingly, no gain or loss should be recognized upon the exercise of a pre-funded warrant and, upon exercise, the holding period of a pre-funded warrant (other than in respect of cash received in lieu of a fractional share) should carry over to the share of common stock received. Similarly, the tax basis of a pre-funded warrant should carry over to the share of common stock received upon exercise, increased by the exercise price (if applicable). Our position with respect to the characterization of pre-funded warrants is not binding on the Internal Revenue Service (the “IRS”) and the IRS may treat the pre-funded warrants as warrants to acquire our common stock and, if so, the amount and character of your gain with respect to an investment in our pre-funded warrants could differ from what is described herein. Each holder of Pre-funded Warrants should consult his, her or its own tax advisor regarding the risks associated with the acquisition of Pre-funded Warrants pursuant to the Registered Offering (including potential alternative characterizations).

The issuer has filed a Registration Statement (including the Base Prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the Registered Offering to which this communication relates. Before you invest, you should read the Base Prospectus in that Registration Statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. Copies of the final prospectus supplement for the Registered Offering may be obtained, when available, for free by visiting EDGAR on the SEC website at www.sec.gov or by contacting: Leerink Partners LLC, Syndicate Department, 53 State Street, 40th Floor, Boston, Massachusetts 02109, by telephone at (800) 808-7525 ext. 6105, or by emailing syndicate@leerink.com.